

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

> **Re: Vistek Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 5, 2024**
> **CIK No.: 0002013100**

Dear Teck Hong Ho:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 21, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We acknowledge your revised disclosures in response to prior comment 1. As previously stated, please revise the cover page of your Public Offering Prospectus to define the terms "Selling Shareholders" and "Resale Shareholders" so that it is clear that the Selling Shareholders will be selling in the initial public offering at your initial offering price, and the Resale Shareholders are named in the Resale Prospectus and will be selling after the initial public offering.

Risk Factors
We may be subject to regulatory penalties, page 22

2.   We refer to your revised disclosures on page 100 in response to prior comment 7. Please revise this risk factor, including in the heading, or add a separate risk factor, to highlight the issue that share certificates representing 47% ownership of Vistek SG, the subsidiary through which you operate, are missing and that under the Singapore Companies Act, the previous owner of those certificates may assert a presumptive claim of ownership of Vistek SG using the missing share certificates. Please also revise to remove mitigating language in your risk factor, and add a bullet in your summary risk factors section to discuss this issue.

History and Corporate Structure, page 70

3.   We refer to your revised disclosures in response to prior comment 6. We note your statement that following the discussed acquisitions, you were held by several owners, including Mr. Ho. However, it appears from your organization chart that Mr. Tong holds ownership, but not Mr. Ho. Please revise your disclosures to reconcile, or advise.

Resale Shareholders, page A-2

4.   We note your revised disclosures on page 70 in response to prior comment 6. In this section, please also revise to disclose the nature of any position, office or other material relationship that each selling shareholder has had within the past three years with any of the company's predecessors or affiliates. Please also disclose the address of Mr. Tong. See Part I, Item 9.D.1 of Form 20-F.

Vistek Limited and Subsidiaries Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

5.   We note your response to our prior comment 12 and your revisions to your filing. Please clarify for us the nature of the non-cash transaction that resulted in a transfer from dividend payable to shareholder loan. In your response, please tell us how the $1 million proceeds from the shareholder loan flowed through the business, if at all. Further, clarify for us if the shareholder loan was used to repay the dividend payable or used to fund the expenses and costs of the initial public offering. Please consider revising the related disclosure throughout your filing for clarity.

Note - 1 Business Overview and Basis of Presentation
Reorganization, page F-7

6.   We note your response to prior comment 11. We will continue to monitor your filing for the completion of the reorganization transaction.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yuning "Grace" Bai, Esq.